Exhibit 10

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

Grown Rogue International Inc.

This receipt evidences that the regulators in Alberta, British Columbia, Nova Scotia have issued a receipt for the Preliminary Short Form Base Shelf Prospectus of the above Issuer dated January 31, 2025.

And

This is the receipt of the Ontario Securities Commission for the Amended and Restated Preliminary Short Form Base Shelf Prospectus dated January 31, 2025 (the amended preliminary prospectus) amending and restating the Preliminary Short Form Base Shelf Prospectus of the above Issuer dated November 25, 2024.

The amended preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nunavut, Yukon, Prince Edward Island, Quebec and Saskatchewan. A receipt for the amended preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

February 7, 2025

Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance

Filing No. 06209069